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                                                                    Exhibit 12.1

                                USX Corporation
          Computation of Ratio of Earnings to Combined Fixed Charges
                         and Preferred Stock Dividends
                       TOTAL ENTERPRISE BASIS--Unaudited
                             (Dollars in Millions)

                                                       Year Ended December 31
                                                -------------------------------------
                                                 1996   1995    1994    1993    1992
                                                ------  -----  ------  ------  ------

Portion of rentals representing interest......  $   80  $  78  $   85  $  84   $  87
Capitalized interest..........................      11     13      58    105      78
Other interest and fixed charges..............     399    464     464    372     408
Pretax earnings which would be required to
 cover preferred stock dividend requirements
 of parent....................................      36     46      49     44      14
                                                ------  -----  ------  -----   -----

Combined fixed charges and preferred stock
 dividends (A)................................  $  526  $ 601  $  656  $ 605   $ 587
                                                ======  =====  ======  =====   =====

Earnings-pretax income (loss) with
 applicable adjustments (B)...................  $1,867  $ 902  $1,263  $ 280   $ 376
                                                ======  =====  ======  =====   =====

Ratio of (B) to (A)...........................    3.55   1.50    1.92     (a)     (a)
                                                ======  =====  ======  =====   =====

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(a) Earnings did not cover fixed charges and preferred stock dividends by $325 million for 1993 and by $211 million for 1992.